ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (“EGMS”)

In accordance with Article 12 of the Articles of Association of PT INDOSAT Tbk, hereinafter referred to as the Company, this Announcement serves to inform that an EGMS of the Company, will be held on:

Date

:

Thursday, January 28, 2010

Time

:

2.00 p.m. (local time) till end

Venue

:

Auditorium, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who are entitled to attend the EGMS are:

a.

Those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of January 12, 2010; or their authorized representative.

b.

Those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of January 12, 2010; or their authorized representative.

The invitation for the above mentioned EGMS will be advertised in the same daily newspaper on January 13, 2010.

Jakarta, December 29, 2009

PT INDOSAT Tbk

The Board of Directors